                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              TriStar Aerospace Co.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                                 $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89674L-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter M. Kreindler, Esq.
                                AlliedSignal Inc.
                               101 Columbia Road
                            Morris Township, NJ 07962
                                 (973) 455-5513

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                               With Copies To:
                             David K. Robbins, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                       350 South Grand Avenue, 32nd Floor
                              Los Angeles, CA 90071
                                 (213) 473-2000

                                October 31, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-----------------------
CUSIP No. 89674L-10-1
-----------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    AlliedSignal Inc.

-------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)            (a) [  ]
                                                                                          (b) [  ]

-------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC, OO

-------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

-------------------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
 NUMBER OF

 SHARES                             -0-
                  -------------------------------------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER

 OWNED BY                       3,732,267 (1)
                  -------------------------------------------------------------------------------------------
 EACH              9    SOLE DISPOSITIVE POWER

 REPORTING                           -0-
                  -------------------------------------------------------------------------------------------
 PERSON           10    SHARED DISPOSITIVE POWER

 WITH                                -0-
-------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,732,267 (1)

-------------------------------------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [  ]

-------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.2%

-------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

-------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP No.  89674L-10-1
--------------------------

---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    AlliedSignal Acquisition Corp.

---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [  ]
                                                                                                            (b) [  ]

---------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    AF
---------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [  ]

---------------------------------------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

---------------------------------------------------------------------------------------------------------------------------

                 7    SOLE VOTING POWER
NUMBER OF

SHARES                         -0-
                -----------------------------------------------------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

OWNED BY                 3,732,267 (1)
                -----------------------------------------------------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
                               -0-
REPORTING
                -----------------------------------------------------------------------------------------------------------
PERSON          10    SHARED DISPOSITIVE POWER

WITH
                               -0-
---------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,732,267 (1)

---------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             [  ]

---------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.2%
---------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
---------------------------------------------------------------------------------------------------------------------------

(1)             See Items 4 and 5 hereof.

ITEM 1. Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value ("Company Common Stock"), of TriStar Aerospace Co., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2527 Willowbrook Road, Dallas, Texas 75220.


ITEM 2. Identity and Background.

        (a)-(c) This Statement is filed by AlliedSignal Inc., a Delaware corporation ("Parent"), and AlliedSignal Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Offeror") (collectively, the "AlliedSignal Companies"). Parent is an advanced technology and manufacturing company serving customers worldwide with aerospace products and services, automotive products, chemicals, fibers, plastics and advanced materials. Offeror is newly formed by Parent in connection with the Offer (as defined below) and the transactions contemplated thereby. The principal business offices of each of Parent and Offeror are located at 101 Columbia Road, Morris Township, New Jersey 07962. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger.

        (d)-(e) During the five years prior to the date hereof, none of the AlliedSignal Companies nor, to the best of their knowledge, any executive officer or director of any of the AlliedSignal Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1 (as defined below)), (i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. Source and Amount of Funds or Other Consideration.

        The total amount of funds required to purchase all of the shares of Company Common Stock, to cancel options to acquire Company Common Stock, and to pay Parent's related fees and expenses is approximately $189 million. Offeror intends to obtain all of such funds from Parent, which in turn would obtain such funds from Parent's working capital, which Parent contemplates augmenting in the near future through the issuance of commercial paper in the public markets at prevailing market terms.


ITEM 4. Purpose of Transaction.

        Parent, Offeror and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 31, 1999 providing for, among other things, the commencement by Offeror of a tender offer to purchase all of the outstanding shares of Company Common Stock for $9.50 per share in cash without interest (the "Offer") and, following the Offer, the merger of the Company and Offeror (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, the AlliedSignal Companies entered into a Tender and Option Agreement dated as of October 31, 1999 (the "Shareholders Agreement") with certain shareholders of the Company (the "Major Shareholders") as follows: (i) P. Quentin Bourjeaurd - 1,459,447 shares and 1,534,022 options, which options are exercisable within 60 days; and (ii) Charles Balchunas - 136,522 shares and 602,276 options, which options are exercisable within 60 days. Such shares (excluding the options) represent approximately 9.24% of the issued and outstanding shares of Company Common Stock as of October 31, 1999; such shares and options represent approximately 19.2% of the issued and outstanding shares of Company Common Stock as of October 31, 1999. Under the Shareholders Agreement, the Major Shareholders have agreed, subject to the terms thereof, to tender all of their shares of Company Common Stock to Offeror pursuant to the Offer. The Major Shareholders have also granted the AlliedSignal Companies a proxy to vote their shares in favor of the Merger. The Major Shareholders have also granted the AlliedSignal Companies an option to purchase their shares of Company Common Stock under certain conditions.

        The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D.

        Except as indicated in this Schedule 13D or as disclosed in the Schedule 14D-1 of the AlliedSignal Companies filed with the Securities and Exchange Commission on November 5, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the AlliedSignal Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Company.

        (a) As a result of entering into the Shareholders Agreement, the AlliedSignal Companies may be deemed to own beneficially 3,732,267 shares of Company Common Stock. The AlliedSignal Companies do not own any shares of Company Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

        (b) Pursuant to the Shareholders Agreement, the AlliedSignal Companies possess shared power to vote, or direct the vote of, the shares of the Company Common Stock held by the Major Shareholders.

        (c) Except as set forth herein, none of the AlliedSignal Companies beneficially owns any shares of Company Common Stock and none of the AlliedSignal Companies, or any executive officer or director of any of the AlliedSignal Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1), has engaged in any transaction in any

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such shares during the sixty day period immediately preceding the date hereof except as described herein.

        (d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except as described in this Schedule 13D or in the Schedule 14D-1, none of the AlliedSignal Companies or any executive officer or director of any of the AlliedSignal Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1) has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The transactions discussed in Item 4 are further described in the Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement and the Shareholders Agreement. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.


ITEM 7. Material to be Filed as Exhibits.

         Exhibit 1 Agreement and Plan of Merger, dated as of October 31, 1999, among Parent,
                           Offeror and the Company.

         Exhibit 2         Tender and Option Agreement, dated as of
                           October 31, 1999, among Parent,
                           Offeror and the Stockholders listed on
                           Schedule A thereto.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        ALLIEDSIGNAL INC.


                                        By: /s/ Peter M. Kreindler
                                           --------------------------------
                                           Name:  Peter M. Kreindler
                                           Title: Senior Vice President,
                                                  General Counsel and Secretary



                                        ALLIEDSIGNAL ACQUISITION CORP.



                                        By: /s/ Peter M. Kreindler
                                           --------------------------------
                                           Name: Peter M. Kreindler
                                           Title: President


Dated: November 5, 1999

                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..............................'SS'